DEREK
Oil & Gas Corporation

TSX Symbol DRK │ OTCBB Symbol DRKOF

Suite 1201 – 1111 West Hastings Street
Vancouver, BC, Canada, V6E 2J3
Telephone: (604) 331-1757
Facsimile: (604) 669-5193
Toll-Free: 1-888-756-0066
E-Mail: ***info@derekoilandgas.com***
www.derekoilandgas.com

March 24, 2005

B.C. Securities Commission
Executive Director
P.O. Box 10142, Pacific Centre, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

RE: DEREK OIL AND GAS CORPORATION
        MAILING ON March 24, 2005
        QUARTERLY FINANCIAL STATEMENTS
        FOR THE PERIOD ENDING January 31, 2005

We confirm that on the above date, the material issued was forwarded by mail to all the persons on the Supplementary Mailing List obtained by the transfer agent Computershare Trust Company of Canada.

Yours truly,

DEREK OILAND GAS CORPORATION.

"Greg Amor. C.A."

Greg Amor, C.A. Controller